SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K
 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2017

 Cresud Sociedad Anónima, Comercial, Inmobiliaria,
Financiera y Agropecuaria
(Exact name of Registrant as specified in its charter)

Cresud Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Moreno 877
(C1091AAQ)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes o               No x

CRESUD S.A.C.I.F. and A.
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of the letter filed with the Comision Nacional de Valores and Bolsa de Comercio de Buenos Aires on November 7, 2017.

By letter dated November 7, 2017,  the company reported  a clarification regarding the notice of the dividend payment published on November 1, 2017:

The shareholders are informed that the basis for the calculation of the reported dividend on November 1, 2017, has been modified. Therefore, the cash dividend in the amount of $ 395,000,000 is equivalent to 78.741286998% of the share capital, an amount per share of (1 Nominal Value $) $ 0.78741286998 and an amount per ADR's (Argentine Pesos per ADR) of $ 7.8741286998 charged to the year ended June 30, 2017. This change arises as a result of the inclusion of the shares corresponding to the incentive plan for employees that the Company has assigned during 2015, which must be considered in the basis, even though it does not count for the quorum and majorities. The remaining terms and conditions of the notice published are maintained.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

By:	/S/ Saúl Zang
Saúl Zang
Responsible for the Relationship with the Markets
November 7, 2017